Tractebel Energia

SUEZ

02 NOV 25 AM 10:38

Florianópolis, November 19th, 2002.

CE DF-0057/2002

02060051

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

Re.: Tractebel Energia S.A.
Exemption: Nº 82.4760

SUPPL

Gentleman,

We are enclosing a copy of Tractebel Energia's Third 2002 Quarterly Information Report, which was prepared in accordance with CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

cc.: Glorinete Laurentino
The Bank of New York

11/27

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	
15 - E-MAIL				
mantuano@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2002	31/12/2002	3	01/07/2002	30/09/2002	2	01/04/2002	30/06/2002

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
CELSO DE ALMEIDA MORAES	680.686.898-34

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/2002	2 - TRIMESTRE ANTERIOR 30/06/2002	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/2001
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	188.690.118
3 - Total	652.742.193	652.742.193	652.742.193
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA
Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO
Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO
Estrangeira
4 - CÓDIGO ATIVIDADE
1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO
Total
7 - TIPO DO RELATÓRIO DOS AUDITORES
Com Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	27/03/2002	Dividendo	17/04/2002	ON	0,0001220432
02	RCA	27/03/2002	Dividendo	17/04/2002	PNA	0,0001899117
03	RCA	27/03/2002	Dividendo	17/04/2002	PNB	0,0001220432
04	AGO	29/04/2002	Dividendo	13/05/2002	ON	0,0000254796
05	AGO	29/04/2002	Dividendo	13/05/2002	PNA	0,0000325493
06	AGO	29/04/2002	Dividendo	13/05/2002	PNB	0,0000254796
07	RCA	14/12/2001	Juros Sobre Capital Próprio	17/04/2002	ON	0,0001225599
08	RCA	14/12/2001	Juros Sobre Capital Próprio	17/04/2002	PNA	0,0001225599
09	RCA	14/12/2001	Juros Sobre Capital Próprio	17/04/2002	PNB	0,0001225599

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
14/11/2002	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2002	4 - 30/06/2002
1	Ativo Total	5.722.828	5.653.477
1.01	Ativo Circulante	1.556.967	1.394.526
1.01.01	Disponibilidades	13.828	25.193
1.01.01.01	Numerário Disponível	5.913	3.274
1.01.01.02	Aplicações no Mercado Aberto	7.915	21.919
1.01.02	Créditos	1.180.739	1.071.376
1.01.02.01	Consumidores e Concessionárias	998.793	961.284
1.01.02.02	Titulos e Valores Mobiliários	181.946	110.092
1.01.03	Estoques	6.862	7.125
1.01.04	Outros	355.538	290.832
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	23.654	23.323
1.01.04.02	Alienações, Serv.em Curso e Disp.Reemb.	9.415	8.241
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	80.428	85.870
1.01.04.04	Créditos Fiscais Diferidos	224.056	157.758
1.01.04.05	Despesas Pagas Antecipadamente	4.880	5.570
1.01.04.06	Outros	13.105	10.070
1.02	Ativo Realizável a Longo Prazo	267.003	277.691
1.02.01	Créditos Diversos	42.133	48.453
1.02.01.01	Concessionárias	42.133	48.453
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	224.870	229.238
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	7.343	6.500
1.02.03.02	Depósitos Vinculados a Litígios	24.527	23.818
1.02.03.03	Créditos Fiscais Diferidos	184.692	189.508
1.02.03.04	Despesas Pagas Antecipadamente	5.521	6.625
1.02.03.05	Outros	2.787	2.787
1.03	Ativo Permanente	3.898.858	3.981.260
1.03.01	Investimentos	450.690	503.924
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	447.000	496.703
1.03.01.03	Outros Investimentos	3.690	7.221
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.797	1.797
1.03.01.03.02	Outros	1.893	5.424
1.03.02	Imobilizado	3.446.695	3.475.860
1.03.03	Diferido	1.473	1.476

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2002	4 - 30/06/2002
2	Passivo Total	5.722.828	5.653.477
2.01	Passivo Circulante	1.171.508	1.067.918
2.01.01	Empréstimos e Financiamentos	455.629	401.311
2.01.01.01	Principal	399.628	374.935
2.01.01.02	Encargos	56.001	26.376
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	233.032	219.494
2.01.04	Impostos, Taxas e Contribuições	27.117	32.131
2.01.04.01	Tributos e Constrib. Sociais Correntes	9.961	8.484
2.01.04.02	Tributos e Constrib. Sociais Parcelados	17.156	23.647
2.01.05	Dividendos a Pagar	1.007	1.026
2.01.05.01	Dividendos Prop. Juros s/Capital Próprio	1.007	1.026
2.01.06	Provisões	145.484	27.383
2.01.06.01	Obrigações Estimadas	145.484	27.383
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	309.239	386.573
2.01.08.01	Reserva Global de Reversão	503	879
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hídricos	8.177	6.277
2.01.08.03	Concessionárias de Energia Elétrica	1.843	1.843
2.01.08.04	Particip.Empregados Lucros ou Resultados	2.526	2.526
2.01.08.05	Benefício Pós-Emprego	43.430	43.179
2.01.08.06	Obrigações Fiscais Diferidas	226.049	322.943
2.01.08.07	Outros	26.711	8.926
2.02	Passivo Exigível a Longo Prazo	1.962.624	1.696.977
2.02.01	Empréstimos e Financiamentos	1.570.986	1.279.474
2.02.01.01	Principal	1.570.986	1.279.474
2.02.02	Debêntures	0	0
2.02.03	Provisões	162.544	158.439
2.02.03.01	Obrigações Estimadas	21.456	19.483
2.02.03.02	Contingências	141.088	138.956
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	229.094	259.064
2.02.05.01	Tributos e Contrib.Sociais Parcelados	10.004	35.732
2.02.05.02	Benefícios Pós-Emprego	217.090	221.332
2.02.05.03	Outros	2.000	2.000
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.588.696	2.888.582
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2002	4 -30/06/2002
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	406.359	406.359
2.05.04.01	Legal	37.635	37.635
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	368.724	368.724
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuizos Acumulados	(355.124)	(55.238)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.01	Receita Bruta de Vendas e/ou Serviços	395.082	1.104.259	330.520	997.671
3.01.01	Suprimento de Energia Elétrica	334.040	914.913	263.480	775.821
3.01.02	Fornecimento de Energia Elétrica	6.285	15.252	4.764	11.497
3.01.03	Subvenção Combustível - CCC	51.108	164.684	59.361	201.962
3.01.04	Venda de Cinzas	1.211	3.375	1.004	3.244
3.01.05	Outras	2.438	6.035	1.911	5.147
3.02	Deduções da Receita Bruta	(15.614)	(43.655)	(13.040)	(39.639)
3.02.01	Impostos e Contribuições	(14.604)	(40.859)	(12.204)	(36.937)
3.02.02	Repasse - CCC - Venda de Cinzas	(1.010)	(2.796)	(836)	(2.702)
3.03	Receita Líquida de Vendas e/ou Serviços	379.468	1.060.604	317.480	958.032
3.04	Custo de Bens e/ou Serviços Vendidos	(324.218)	(754.566)	(216.115)	(623.211)
3.04.01	Pessoal	(11.654)	(33.927)	(11.066)	(31.430)
3.04.02	Material	(2.541)	(6.374)	(1.903)	(6.619)
3.04.03	Serviço de Terceiro	(8.043)	(18.656)	(5.863)	(15.008)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(51.108)	(164.684)	(59.361)	(201.962)
3.04.05	Combustível p/Prod.Ener.Elétrica	(14.890)	(38.244)	(20.623)	(28.297)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(10.131)	(25.300)	(10.131)	(29.351)
3.04.07	Depreciação / Amortização	(39.763)	(117.016)	(38.475)	(116.863)
3.04.08	Energia Elétrica Comprada p/Revenda	(181.022)	(331.568)	(60.804)	(172.960)
3.04.09	Uso de Bem Público - UBP	(3.923)	(11.557)	(3.270)	(9.710)
3.04.10	Constituição de Provisões Operacionais	(2.578)	(7.733)	(1.865)	(5.596)
3.04.11	Reversão de Provisões Operacionais	2.995	3.708	1.577	4.794
3.04.12	Outras	(1.560)	(3.215)	(4.331)	(10.209)
3.05	Resultado Bruto	55.250	306.038	101.365	334.821
3.06	Despesas/Receitas Operacionais	(480.202)	(808.831)	(195.416)	(373.930)
3.06.01	Com Vendas	(4.589)	(11.810)	(2.274)	(7.729)
3.06.02	Gerais e Administrativas	(18.404)	(60.769)	(9.858)	2.790

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.06.02.01	Pessoal	(5.005)	(15.085)	(5.263)	(15.577)
3.06.02.02	Serviço de Terceiro	(5.341)	(12.435)	(1.809)	(7.229)
3.06.02.03	Depreciação / Amortização	(385)	(1.112)	(388)	(1.088)
3.06.02.04	Constituição de Provisões Operacionais	(3.111)	(17.682)	(1.577)	(10.336)
3.06.02.05	Reversão de Provisões Operacionais	7.819	23.427	9.164	70.540
3.06.02.06	Outras	(12.381)	(37.882)	(9.985)	(33.520)
3.06.03	Financeiras	(388.580)	(656.593)	(181.690)	(361.090)
3.06.03.01	Receitas Financeiras	8.112	13.694	2.372	15.583
3.06.03.01.01	Rendas de Aplicações Financeiras	7.656	12.135	1.013	6.679
3.06.03.01.02	Variação Monetária	445	1.032	414	6.511
3.06.03.01.03	Outras	11	527	945	2.393
3.06.03.02	Despesas Financeiras	(396.692)	(670.287)	(184.062)	(376.673)
3.06.03.02.01	Encargos de Dívidas	(41.207)	(99.981)	(35.261)	(100.152)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(540)	(3.365)	(1.729)	(5.086)
3.06.03.02.03	Variação Monetária s/Empr.Financiamento	(341.884)	(537.478)	(144.403)	(257.078)
3.06.03.02.04	Variação Monetária - Outras	(2.829)	(7.141)	210	(958)
3.06.03.02.05	Outras	(10.232)	(22.322)	(2.879)	(13.399)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(68.629)	(79.659)	(1.594)	(7.901)
3.07	Resultado Operacional	(424.952)	(502.793)	(94.051)	(39.109)
3.08	Resultado Não Operacional	(2.000)	(2.142)	(595)	543
3.08.01	Receitas	0	45	0	1.348
3.08.02	Despesas	(2.000)	(2.187)	(595)	(805)
3.09	Resultado Antes Tributação/Participações	(426.952)	(504.935)	(94.646)	(38.566)
3.10	Provisão para IR e Contribuição Social	0	0	2.178	0
3.10.01	Contribuição Social	0	0	2.178	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.10.02	Imposto de Renda	0	0	0	0
3.11	IR Diferido	127.066	149.811	29.985	31.702
3.11.01	Contribuição Social	36.869	42.032	6.161	4.718
3.11.02	Imposto de Renda	90.197	107.779	23.824	26.984
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	(299.886)	(355.124)	(62.483)	(6.864)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO				
	PREJUÍZO POR AÇÃO	(0,00046)	(0,00054)	(0,00010)	(0,00001)

04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta na UHE Ita e Machadinho, é de 5.102 MW, dos quais 76,77% em usinas hidrelétricas e 23,23% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho(SC/RS), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

O controle acionário da Companhia pertence à Tractebel EGI South América Ltda., nova denominação social da Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social. Detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. As principais características das controladas e de seus empreendimentos estão descritas na Nota 8-b.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto o gráfico constante da nota 10-d do quadro 04.01 e da nota 5-d do quadro 16.01, que estão expressos em milhões de Reais.

Informações da Controladora

O Balanço Patrimonial e a Demonstração do Resultado foram elaborados de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Informações consolidadas

As informações consolidadas estão apresentadas nos quadros 06.01, 06.02, 07.01 e 08.01. O Balanço Patrimonial e a Demonstração de Resultado consolidados em 30 de setembro de 2002 foram elaborados de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM.

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os materiais em estoque no almoxarifado estão registrados ao custo médio de aquisição, que não excede o valor de mercado;

os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 30.09.2002, cujos valores contábeis não excedem os preços médios de mercado;

os ativos indexados estão atualizados até 30.09.2002.

c) Permanente

Os investimentos nas controladas são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia, em consonância com os citados atos normativos, estão demonstradas na Nota 9-a;

em função do disposto nas Instruções Contábeis do Manual de Contabilidade do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) estão registrados com base em avaliação atuarial realizada em 31.12.2001, e são atualizados mensalmente pelos índices contratuais no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 14);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até 30.09.2002, estão atualizados pelas taxas de câmbio ou índices contratuais (ver Nota 10) e as demais obrigações da Companhia estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Balanço Patrimonial Consolidado

Foram eliminados os investimentos da investidora no capital das investidas, os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 8-b.1).

Em face da alta proporção de participação da controladora na controlada CEM (Ver Nota 8-b.2), não houve efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	30.09.2002			30.06.2002
	Vincendos	**Vencidos mais de 90 dias**	**Total**	**Total**
Circulante				
Consumidores livres	2.267	-	2.267	1.632
Concessionárias	135.555	19.270	154.825	148.127
Comercializadoras	4.130	-	4.130	2.164
Transações no âmbito do MAE	837.571	-	837.571	809.361
	979.523	19.270	998.793	961.284
Longo Prazo				
Transações no âmbito do MAE	42.133	-	42.133	48.453
	1.021.656	19.270	1.040.926	1.009.737

A energia elétrica fornecida a clientes enquadrados na categoria "Consumidor Livre", tem suas respectivas faturas com vencimento no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

Nos valores vencidos há mais de 90 dias, está contemplado o faturamento de curto prazo no valor de R$ 18.838, devido por Furnas Centrais Elétricas S.A.. Tal valor é decorrente do suprimento feito pela Companhia àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais. O débito é reconhecido por Furnas, que aguarda a solução de outras pendências no âmbito do Mercado Atacadista de Energia Elétrica – MAE para liquidá-lo, razão pela qual a Companhia não constituiu provisão para créditos de liquidação duvidosa.

As unidades 4 e 5 da UTE William Arjona estão disponibilizadas para a Comercializadora Brasileira de Energia Emergencial - CBEE, com potência 70 MW, conforme contrato de suprimento de energia elétrica firmado em janeiro de 2002, com vigência até dezembro de 2004. As faturas correspondentes vencem no primeiro dia útil após o dia 15 do mês seguinte ao que se referem.

As informações referentes às transações de compra e venda de energia elétrica no âmbito do MAE encontram-se descritas na Nota 17.

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	30.09.2002	30.06.2002
Letras Financeiras do Tesouro – LFT	6.087	295
Certificado de Depósito Bancário - CDB	175.859	109.797
	181.946	**110.092**

Os títulos e valores mobiliários existentes em 30.09.2002 são remunerados em 103,80% da taxa CDI, em média, podendo ser negociados, independentemente de seus vencimentos, sem prejuízo dos rendimentos.

NOTA 6 – CRÉDITOS FISCAIS DIFERIDOS

Natureza dos créditos	30.09.2002 Base de cálculo	30.09.2002 Imposto de renda	30.09.2002 Contribuição social	30.06.2002 Base de cálculo	30.06.2002 Imposto de renda	30.06.2002 Contribuição social
Tributos – art.7°, Lei n° 8.541/92	1.942	486	-	3.384	846	-
Provisão energia MAE	149.833	37.458	13.485	173.044	43.261	15.574
Provisão para contingências	137.685	34.421	12.392	135.770	33.943	11.002
Provisão para perdas Jacuí	977.853	-	78.228	977.853	-	78.228
Provisão para grandes manutenções	27.685	6.921	2.492	28.102	7.026	2.322
Provisão aquisição energia elétrica	129.122	32.281	11.621	10.253	2.563	923
Provisão bônus gerencial	497	124	45	497	124	45
Provisão programa de reestruturação	15	4	1	151	38	12
Provisão para deságio na alienação de créditos fiscais	1.258	315	113	1.258	314	113
Participação de empregados nos lucros	2.526	631	227	2.526	631	227
Benefícios pós-emprego	163.660	40.915	14.729	168.211	42.053	13.629
Base negativa da contribuição Social	524.389	-	47.195	451.805	-	38.945
Prejuízo fiscal	298.657	74.664	-	221.788	55.447	-
	2.415.122	228.220	180.528	2.174.642	186.246	161.020
Classificação dos créditos fiscais diferidos:						
Circulante		162.517	61.539		112.198	45.560
Realizável a longo prazo		65.703	118.989		74.048	115.460
		228.220	180.528		186.246	161.020

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere aos créditos fiscais diferidos decorrentes de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

As provisões de compra e venda de energia elétrica no âmbito do MAE, registradas com base em estimativas dos valores a pagar e a receber, foram consideradas diferenças temporárias para fins fiscais (ver Nota 17).

04.01 - NOTAS EXPLICATIVAS

O quadro a seguir, elaborado com base em estudos internos, indica o horizonte de realização desses ativos e sua recuperação através de geração de lucros tributáveis:

Natureza dos créditos	2002	2003	2004	2005	2006	2007	Próximos 3 anos	A partir de 2011	Total
Tributos – art.7°, Lei n° 8.541/92	486	-	-	-	-	-	-	-	486
Provisão energia MAE	50.943	-	-	-	-	-	-	-	50.943
Provisão para contingências	3.060	6.443	2.176	1.802	26.413	1.360	5.559	-	46.813
Provisão para perdas Jacuí	-	-	-	-	3.598	3.599	10.795	60.236	78.228
Provisão para grandes manutenções	2.325	2.720	2.099	1.052	739	-	478	-	9.413
Provisão aquisição energia elétrica	43.901	-	-	-	-	-	-	-	43.901
Provisão bônus gerencial	169	-	-	-	-	-	-	-	169
Provisão programa de reestruturação	5	-	-	-	-	-	-	-	5
Provisão para deságio na alienação de créditos fiscais	428	-	-	-	-	-	-	-	428
Participação de empregados nos lucros	859	-	-	-	-	-	-	-	859
Benefícios pós-emprego	1.950	8.165	5.429	3.719	1.893	766	205	33.517	55.644
Base negativa da contribuição Social	19.494	14.935	12.766	-	-	-	-	-	47.195
Prejuízo fiscal	74.664	-	-	-	-	-	-	-	74.664
	198.284	**32.263**	**22.470**	**6.573**	**32.643**	**5.725**	**17.037**	**93.753**	**408.748**

A provisão para perdas econômicas da UTE Jacuí realizar-se-á na proporção da depreciação do empreendimento, após sua entrada em operação.

Conforme retro mencionado, as transações no âmbito do MAE, registradas com base em estimativas, foram consideradas diferenças temporárias para fins de tributação.
O cronograma do MAE prevê a divulgação dos valores definitivos até o dia 15.11.2002, quando, então, as receitas provisionadas, no valor de R$ 664.919 (vide Nota 17) serão reconhecidas na apuração do lucro real e da base da contribuição social sobre o lucro líquido, o que permitirá a realização de grande parte dos ativos fiscais diferidos ainda no exercício de 2002.

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	30.09.2002		30.09.2001	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	(504.935)	(504.935)	(38.566)	(38.566)
Contribuição Social – 9%	45.444	-	3.471	-
Imposto de Renda – 25%		126.234		9.642
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13° salário dos dirigentes	-	(104)	-	(347)
Amortização de ágio	-	(429)	-	(429)
Equivalência patrimonial	(7.170)	(19.915)	(711)	(1.975)
Encargos sobre contingências tributárias indedutíveis	-	-	(28)	(78)
Outras despesas indedutíveis	(67)	(186)	(84)	(280)
Resultados não tributáveis				
Remuneração das Imobilizações em Curso-RIC	-	2.518	-	8.374
Reversão dos juros sobre capital próprio	-	-	2.354	6.539
Imposto de Renda sobre o Lucro Líquido	-	-	-	5.538
Outros	-	-	43	-
Ajuste de alíquota da CSLL diferida	3.836	-	(327)	-
Ajuste incentivos fiscais	(11)	(339)	-	-
	42.032	107.779	4.718	26.984

NOTA 8 – INVESTIMENTOS

a) Composição

	30.09.2002	30.06.2002
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Itá Energética S.A. – ITASA		
Equivalência patrimonial	250.695	253.593
Ágio	17.736	18.308
	268.431	**271.901**
Companhia Energética Meridional – CEM		
Equivalência patrimonial	135.634	185.365
Ágio	42.806	39.263
Adiantamento para aumento de capital	102	163
	178.542	**224.791**
Delta Participações S.A.		
Equivalência patrimonial	1	1
	1	**1**
Tractebel Energia Comercializadora Ltda.		
Equivalência patrimonial	26	10
	447.000	**496.703**
Participações societárias permanentes avaliadas pelo custo de aquisição		
Mercado Atacadista de Energia Elétrica – MAE		
Quota de participação	3	3
	447.003	**496.706**
Bens e direitos de uso futuro e destinados à alienação	**1.797**	**1.797**
Outros investimentos		
Bônus de Subscrição em ações da Companhia Energética Meridional – CEM	1.772	5.315
Outros	118	106
	1.890	**5.421**
	450.690	**503.924**

b) Participações societárias permanentes

b.1 - Itá Energética S.A. – ITASA (controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

04.01 - NOTAS EXPLICATIVAS

A ITASA tem como objetivo implementar o projeto de construção e exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em 08.03.2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá, e deram em caução as ações de emissão da ITASA, de suas propriedades, como garantia das obrigações assumidas pela investida. A dívida em 30.09.2002 totaliza R$ 722.172 (R$ 711.554 em 30.06.2002).

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	30.09.2002	30.06.2002
Quantidade de ações do capital social	520.219.172	520.219.172
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	416.062	416.062
Patrimônio líquido	514.247	520.192
Prejuízo do período	(6.735)	(790)
Investimento:		
Equivalência patrimonial	250.695	253.593
Ágio	17.736	18.308
Resultado de equivalência patrimonial	(3.283)	(385)

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e foi determinado com base em Fluxo de Caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção do investimento da Companhia no capital social da controlada:

	30.09.2002
ATIVO	
Circulante	62.349
Realizável a longo prazo	9.371
Permanente	1.199.669
	1.271.389
PASSIVO	
Circulante	112.576
Exigível a longo prazo	644.566
Patrimônio líquido	514.247
	1.271.389
RESULTADO	
Receitas operacionais brutas	147.314
Deduções	(5.388)
Receitas operacionais líquidas	**141.926**
Custos e despesas operacionais	(60.591)
Resultado do serviço	**81.335**
Despesas financeiras líquidas de receitas	(88.071)
Prejuízo operacional	**(6.736)**
Resultado não operacional	7
Prejuízo Antes dos Tributos	**(6.729)**
Imposto de renda e contribuição social	(6)
Prejuízo do período	**(6.735)**

b.2 - Companhia Energética Meridional – CEM (Controlada)

A CEM detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,5 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

A inauguração oficial da Usina Hidrelétrica Cana Brava ocorreu, oficialmente, em 24.05.2002, com a presença de diversas autoridades, dentre as quais, o Presidente da República, Fernando Henrique Cardoso, o presidente mundial da Suez, Gerard Mestrallet e o presidente da Tractebel Sociètè Anonyme, Jean-Pierre Hansen.

04.01 - NOTAS EXPLICATIVAS

A primeira das três unidades geradoras da usina foi disponibilizada para despacho do Operador Nacional do Sistema Elétrico – ONS em 22.05.2002 e a terceira, em 25.09.2002.

A Companhia possui contrato de compra e venda de energia elétrica firmado com a CEM, para aquisição da energia produzida em Cana Brava a partir de outubro de 2002. Essa energia não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.09.2002			**30.06.2002**
	Ações			
	Ordinárias	**Preferenciais**	**Total**	**Total**
Quantidade de ações do capital social	74.676.668	137.333.332	212.010.000	196.010.000
Quantidade de ações de propriedade da Tractebel Energia	74.676.664	137.333.332	212.009.996	196.009.996
Participação %	99,99	100,00	99,99	99,99
Capital social subscrito	74.677	137.333	212.010	196.010
Capital social integralizado	74.677	137.333	212.010	196.010
Patrimônio líquido	-	-	135.736	185.528
Investimento:				
Equivalência patrimonial	-	-	135.634	185.365
Ágio	-	-	42.806	39.263
Resultado de equivalência patrimonial	-	-	(76.376)	(10.645)

Em 30.09.2002 remanesce um saldo de adiantamento para aumento de capital, concedido pela Companhia à CEM, no valor de R$ 102, a ser capitalizado oportunamente. Embora registrado no patrimônio líquido da controlada, este valor não está incluído nas informações acima para permitir melhor compreensão sobre a participação societária.

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir e encontram-se consolidados nas demonstrações financeiras apresentadas nos quadros 6.01, 6.02 e 7.01:

	30.09.2002
ATIVO	
Circulante	47.640
Realizável a longo prazo	46.001
Permanente	931.456
	1.025.097
PASSIVO	
Circulante	19.804
Exigível a longo prazo	869.557
Patrimônio líquido	135.736
	1.025.097
RESULTADO	
Receitas operacionais brutas	5.537
Deduções	(766)
Receitas operacionais líquidas	**4.771**
Custos e despesas operacionais	(10.183)
Resultado do serviço	**(5.412)**
Despesas financeiras líquidas de receitas	(110.310)
Prejuízo operacional	**(115.722)**
Imposto de renda e contribuição social	39.346
Prejuízo do período	**(76.376)**

b.3 – Delta Participações S.A.

A Companhia detém 999 das 1.000 ações que compõem o Capital Social da Delta, constituída em 31.10.2001, que não exerceu atividades até o presente momento.

b.4 – Tractebel Energia Comercializadora Ltda.

Sociedade constituída em 16.10.2000, sob a denominação de Beta Participações Ltda., tendo sua denominação alterada em 10.06.2002. Seu capital social em 30.09.2002 é de R$ 26 (R$ 10 em 30.06.2002), representado por 26.000 quotas de capital, das quais a Companhia possui 25.999.

b.5 – Lages Bioenergética Ltda.

Empresa constituída em 26.06.2002 com o objetivo de implantar uma central geradora termelétrica no Município de Lages, Estado de Santa Catarina, com um turbogerador a vapor de 28

MW, utilizando como combustível resíduos de madeira. Seu capital inicial subscrito é de R$ 1.000, composto de 1.000 quotas a serem posteriormente integralizadas, das quais a Companhia detém 999 quotas. O início de implantação do referido empreendimento dar-se-á após a compentente autorização da ANEEL.

c) Outros investimentos

A Companhia possui 8 bônus de subscrição em ações da CEM, no valor de R$ 1.772 (R$ 5.315 em 30.06.2002). Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização.

NOTA 9 – ATIVO IMOBILIZADO

a) Composição

	30.09.2002		30.06.2002
	Taxas médias de depreciação	**Custo corrigido**	**Custo corrigido**
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	635.180	635.180
UHE Salto Osório	2,6	287.615	287.615
UHE Passo Fundo	2,5	123.769	113.570
UHE Itá (participação em consórcio)	2,3	1.233.280	1.233.280
UHE Machadinho (participação em consórcio)	2,5	163.594	129.000
		2.443.438	2.398.645
(-) Depreciação Acumulada		(771.159)	(756.422)
		1.672.279	**1.642.223**
Geração Térmica			
Complexo Jorge Lacerda	4,6	2.430.489	2.430.489
UTE Charqueadas	4,8	53.922	53.922
UTE Alegrete	4,8	7.647	7.647
UTE William Arjona	4,8	165.693	125.630
		2.657.751	2.617.688
(-) Depreciação Acumulada		(958.923)	(934.306)
		1.698.828	**1.683.382**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(765)	(756)
		859	**868**
Equipamentos Gerais e Outros	10,0	23.921	21.749
(-) Depreciação Acumulada		(10.549)	(10.106)
		13.372	**11.643**
		3.385.338	**3.338.116**

04.01 - NOTAS EXPLICATIVAS

Composição do Ativo Imobilizado (continuação)

	30.09.2002	30.06.2002
	Custo corrigido	**Custo corrigido**
Total das Imobilizações em Serviço	**3.385.338**	**3.338.116**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho (custos retardatários)	8.760	41.097
UHE Passo Fundo (obra de adição)	-	9.810
UHE Salto Santiago (obra de adição)	8.138	6.943
UHE Itá (custos retardatários)	2.425	2.039
Outros	1.361	2.723
	20.684	**62.612**
Geração Térmica		
UTE Jacuí	79.306	78.342
UTE Jorge Lacerda (obra de adição)	8.046	6.973
UTE William Arjona (custos retardatários)	3.683	40.006
UTE Charqueadas (obra de adição)	955	873
Outros	3.532	4.108
	95.522	**130.302**
Outros	**1.665**	**1.344**
	117.871	**194.258**
Imobilizações líquidas	**3.503.209**	**3.532.374**
Obrigações Especiais	**(56.514)**	**(56.514)**
	3.446.695	**3.475.860**

b) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 30.09.2002 e em 30.06.2002, é a seguinte:

Doações e subvenções destinadas a investimentos	47.887
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.514

c) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Capacidade instalada MW	Data do ato	Vencimento
I – Concessões			
UHE Salto Santiago	1.420	28.09.1998	28.09.2028
UHE Salto Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Ita	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II - Autorizações			
Complexo Jorge Lacerda	857	28.09.1998	28.09.2028
UTE Charqueadas	72	28.09.1998	28.09.2028
UTE Alegrete	66	28.09.1998	28.09.2028
UTE William Arjona	120	02.06.2000	28.04.2029

As concessões pertinentes à UHE Itá e à UHE Machadinho estão compartilhadas, respectivamente, com a Empresa Itá Energética S.A. e com as empresas integrantes do Consórcio Machadinho.

d) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí. Posteriormente, a ANEEL autorizou a implantação do projeto e definiu os aspectos de comercialização de energia gerada pela Usina. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM, emitiu a Licença de Instalação. Atualmente, aguarda-se a regulamentação da Lei nº 10.438/2002, no que diz respeito à sistemática de reembolso do carvão a ser utilizado na usina, no período posterior aos primeiros 5 anos de operação. Estas ações, paralelamente às definições que se encontram em curso, tais como as negociações finais de contratação de EPC (*Engineering Procurement and Construction*), suprimento de combustíveis e montagem de estruturas de financiamento que conta com a participação do BNDES, mostram o empenho da Companhia na viabilização do empreendimento.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados á alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	30.09.2002			30.06.2002		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	91.660	901.225	992.885	57.458	658.666	716.124
Instituições financeiras	27.694	252.209	279.903	13.605	188.605	202.210
	119.354	**1.153.434**	**1.272.788**	**71.063**	**847.271**	**918.334**
Moeda Nacional						
ELETROBRÁS	53.076	388.434	441.510	59.520	402.203	461.723
Instituições financeiras	282.512	29.118	311.630	269.304	30.000	299.304
Fornecedores	687	-	687	1.424	-	1.424
	336.275	417.552	753.827	330.248	432.203	762.451
	455.629	1.570.986	2.026.615	401.311	1.279.474	1.680.785

b) Mutações no trimestre

	Circulante	Longo Prazo
Saldo em 30.06.2002	**401.311**	**1.279.474**
Liquidações	(38.539)	-
Transferências	20.424	(20.424)
Encargos gerados no trimestre	43.854	(2.317)
Variações monetárias geradas no trimestre	28.579	314.253
Saldo em 30.09.2002	**455.629**	**1.570.986**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Set/02
315.469
25%
Euro
138.037
11%
Libra
Esterlina
819.282
64%
Dólar
Norte
Americ.


Dívida Externa em Jun/02
226.315
24%
Euro
98.451
11%
Libra
Esterlina
593.568
65%
Dólar
Norte
Americ.

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.600
1.400
1.200
1.000
800
600
400
200
0
58
65
203
165
217
177
226
185
305
246
562
441
1.571
1.279
2003
2004
2005
2006
2007
Após 2007
até 2024
Total
Set/02
Jun/02

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (6,00% a 12,00% a.a., no 2° trimestre de 2002)
Taxas flutuantes: 18,52% (18,75%, no 2° trimestre de 2002)

Mercado externo

Taxas fixas de 3,00% a 8,49% a.a. (3,00% a 8,49% a.a., no 2° trimestre de 2002)
Taxas flutuantes de 2,22% a 10,31% a.a. (2,15% a 10,31% a.a., no 2° trimestre de 2002)

NOTA 11 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

Composição do saldo

	30.09.2002			30.06.2002		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Circulante	Longo prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	20	**1.159**	**773**	23	**1.142**	**1.047**
COFINS						
Parcelamento em 120 meses	3	4.088	-	23	6.726	6.165
Parcelamento em 72 meses	3	10.354	-	28	14.242	18.990
		14.442	**-**		**20.968**	**25.155**
PIS						
Parcelamento em 72 meses	25	**374**	**405**	28	**365**	**486**
INSS						
Parcelamento em 240 meses	125	908	8.553	128	900	8.704
Parcelamento em 96 meses	24	273	273	27	272	340
		1.181	**8.826**		**1.172**	**9.044**
		17.156	**10.004**		**23.647**	**35.732**

O artigo 11 da Medida Provisória n° 38, de 14.05.2002 permitiu o pagamento, em até 6 parcelas, dos débitos de tributos e contribuições administrados pela Secretaria da Receita Federal, com dispensa de juros e multas nas condições ali definidas.

Os parcelamentos de COFINS acima discriminados, cujos saldos em 30.06.2002 perfaziam o valor de R$ 46.123, enquadram-se nas disposições desse diploma legal, o que levou a Administração da Companhia a optar por liquidá-los em 6 parcelas mensais, a partir de 31.07.2002, restando 3 parcelas em 30.09.2002.

O valor dos juros e multas existente no saldo de 30.06.2002 é de R$ 17.697, o qual foi reclassificado para a conta "outras obrigações", até a homologação do processo por parte da Secretaria da Receita Federal, quando, então, o referido valor será transferido para o resultado do período.

NOTA 12 – PROVISÕES – OBRIGAÇÕES ESTIMADAS

	30.09.2002		30.06.2002	
	Circulante	**Longo prazo**	**Circulante**	**Longo prazo**
Provisões trabalhistas	9.576	-	7.822	-
Provisão para grandes manutenções	6.229	21.456	8.619	19.483
Provisão aquisição energia elétrica	129.122	-	10.253	-
Provisão bônus gerencial	497	-	497	-
Programa de reestruturação	15	-	151	-
Outras	45	-	41	-
	145.484	**21.456**	**27.383**	**19.483**

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

A provisão para aquisição de energia elétrica refere-se a:

- Energia de teste vendida pela Companhia no MAE, oriunda da conversora de Garabi para importação de energia da Argentina, de propriedade da Companhia de Interconexão Energética - CIEN, cuja compra, no valor aproximado de R$ 10.253, está pendente de faturamento por parte daquela empresa;
- Faturamento complementar a ser efetuado pela ITASA, no valor aproximado de R$ 118.869, em virtude de sua exposição no MAE, no período de junho de 2001 a fevereiro de 2002, decorrente do Despacho ANEEL n° 288/2002.

NOTA 13 - PROVISÕES PARA CONTINGÊNCIAS

A companhia possui duas notificações do INSS, que estão sendo impugnadas administrativamente e processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos, se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	30.09.2002		30.06.2002	
	Valor da provisão	**Depósitos judiciais**	**Valor da provisão**	**Depósitos judiciais**
Trabalhistas				
Vínculo empregatício e reintegração	17.218	13.631	17.345	12.520
Periculosidade	847	676	1.153	639
Jornada de advogado e horas extras	1.285	383	3.344	679
Horas in itinere	1.265	94	1.026	171
Outros	2.735	2.123	2.552	2.335
	23.350	**16.907**	**25.420**	**16.344**
Cíveis				
Fornecedores	24.808	-	24.284	-
Atingidos pela UHE Itá	9.935	-	7.281	-
Danos emergentes e lucros cessantes	3.167	-	3.375	-
Doença ocupacional e acidente de trabalho	4.899	-	5.181	-
Outras	1.345	-	1.283	-
	44.154	-	**41.404**	-
Fiscais				
Contribuição Social	16.122	3.429	15.885	4.522
PIS e COFINS	49.705	-	48.788	-
INSS	7.757	4.191	7.459	2.952
	73.584	**7.620**	**72.132**	**7.474**
	141.088	**24.527**	**138.956**	**23.818**

Os processos judiciais envolvendo a Companhia que, na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, apresentam riscos possíveis mas não prováveis, estão estimados em R$ 4.253 em 30.09.2002 (R$ 6.051 em 30.06.2002).

NOTA 14 – BENEFÍCIOS PÓS-EMPREGO

A Companhia promoveu em dezembro de 2001, a revisão de seus passivos atuariais, visando a adequá-los às regras e procedimentos estabelecidos através da Deliberação CVM nº 371, de 13.12.2000, que aprovou o pronunciamento do IBRACON sobre a contabilização de benefícios a empregados.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar
A Companhia é uma das patrocinadoras da Fundação Eletrosul de Previdência e Assistência Social – ELOS, entidade sem fins lucrativos que tem por objetivo básico a complementação de aposentadoria a seus participantes. A relação entre as patrocinadoras da ELOS é de não solidariedade, isto é, cada patrocinadora é responsável pelas obrigações contratadas pela Fundação com os participantes e dependentes a ela vinculados.

A ELOS administra um Plano de Benefícios do tipo benefício definido, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por velhice;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício de aposentadoria, reajustado anualmente pelo INPC, consiste, basicamente, na diferença entre a média dos últimos 36 meses de salário de contribuição do empregado para a ELOS e o valor da aposentadoria paga pelo INSS.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia correspondente a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,2% da folha de salários (percentual ajustado mensalmente em função da oscilação do número de empregados) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições até o 3º trimestre de 2002 foi de R$ 4.195 (R$ 3.603, até o 3º trimestre de 2001)

A Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS, as quais são limitadas em 15% do total das receitas previdenciais. A parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora. O valor de responsabilidade da Companhia até o 3º trimestre de 2002 foi de R$ 1.078 (R$ 983, até o 3º trimestre de 2001)

b) Gratificação por Confidencialidade
Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

As principais premissas atuariais, utilizadas na avaliação dos benefícios pós-emprego na posição de 31 de dezembro de 2001 foram:

Taxa de desconto a valor presente das obrigações atuariais	10 % a.a.
Taxa de retorno esperado dos ativos	10 % a.a.
Crescimento salarial futuro	7% a.a.
Crescimento dos benefícios da Previdência Social	4% a.a.
Tábua de Mortalidade (ativos)	GAM71 (modificada)

Os valores reconhecidos no exercício de 2002, com efeitos no passivo atuarial líquido apurado em 31.12.2001, estão demonstrados a seguir:

	30.09.2002	30.06.2002
Passivo líquido em 31.12.2001	**270.518**	**270.518**
Despesas reconhecidas na demonstração do resultado:		
Juros e variações monetárias sobre as obrigações contratadas	10.974	6.773
Contribuição a patrocinadora	3.383	2.102
Contribuição complementar	812	491
Complemento de despesas atuariais projetadas para 2002	6.645	5.463
	292.332	285.347
Amortização de obrigações contratadas	(31.812)	(20.836)
Passivo líquido em 30.09.2002	**260.520**	**264.511**
Classificação do passivo		
Circulante	43.430	43.179
Exigível a longo prazo	217.090	221.332
	260.520	**264.511**

NOTA 15 – OBRIGAÇÕES FISCAIS DIFERIDAS

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 664.919, correspondente ao período de julho de 2001 a setembro de 2002, a qual está sendo considerada diferença temporária para fins fiscais (vide Nota 17).

NOTA 16 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 30 de setembro de 2002, é de R$ 2.445.766, e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais classe A e 188.615.048.399 ações preferenciais classe B, todas sem valor nominal. O valor patrimonial da ação, por lote de mil, em 30 de setembro de 2002 é de R$ 3,97 (R$ 4,43 em 30.06.2002).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações classe "A" e de 6,00%, para classe "B", calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 30.09.2002, está assim constituído:


Participação no Capital Total
BNDESPar
4,90%
Outros
13,80%
FND
0,36%
Tractebel EGI
78,32%
União
2,62%

04.01 - NOTAS EXPLICATIVAS


Participação no Capital Votante (Ações Ordinárias)
BNDESPar 3,01%
FND 0,51%
Outros 12,73%
Tractebel EGI 80,42%
União 3,33%


Ações Preferenciais
BNDESPar 9,54%
Outros 16,42%
União 0,89%
Tractebel EGI 73,15%

	30.09.2002	30.06.2002
c) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	37.635	37.635
Reserva de retenção de lucros	368.724	368.724
	406.359	406.359

NOTA 17 – TRANSAÇÕES DE COMPRA E VENDA NO ÂMBITO DO MAE

Em 13.03.2002 o MAE divulgou a melhor estimativa dos valores decorrentes das transações de compra e venda de energia elétrica ocorridas no âmbito daquele mercado, no período de janeiro a dezembro de 2001, de forma a possibilitar, aos agentes, o reconhecimento de tais transações em suas demonstrações financeiras referentes ao exercício de 2001. Essas transações representaram, para a Companhia, ativos de R$ 833.642 e passivos de R$ 88.847.

Naquela oportunidade, a Agência Nacional de Energia Elétrica – ANEEL ratificou os valores apurados pelo MAE e os considerou adequados para serem reconhecidos contabilmente pelas empresas do setor elétrico e, com o objetivo de harmonizar os procedimentos entre os agentes, no que respeita ao cumprimento do regime de competência, determinou que todas as empresas provisionassem os valores divulgados, os quais, somados às estimativas para os meses de setembro a dezembro de 2000, anteriormente divulgados, resultaram, para a Companhia, no reconhecimento de ativos no valor de R$ 838.721 e de passivos de R$ 89.674, em contrapartida no resultado do exercício de 2001.

Ao longo do 3° trimestre de 2002 o MAE divulgou os valores definitivos referentes ao período de setembro de 2000 a junho de 2001. As diferenças verificadas entre os valores definitivos e aqueles provisionados por estimativa em dezembro de 2001, referentes ao mencionado período, foram reconhecidas no resultado deste trimestre, conforme abaixo demonstrado:

	Ativo	Passivo
Valores definitivos	214.785	4.794
Valores estimados	192.895	31.545
Diferenças	21.890	(26.751)

Os valores referentes às transações ocorridas no período de janeiro a junho de 2002 foram provisionados com base em estimativas divulgadas pelo MAE e os correspondentes ao 3° trimestre, com base em estimativas apuradas pela área técnica da Companhia, conforme faculta o Ofício Circular 1.027/2002-SFF/ANEEL, em virtude do MAE não ter divulgado tais informações em tempo hábil.

Os saldos referentes aos valores decorrentes das transações ocorridas nos períodos de setembro de 2000 a junho de 2001 (definitivos) e julho de 2001 a setembro de 2002 (preliminares) estão demonstrados a seguir:

	Ativo		Passivo	
	30.09.2002	30.06.2002	30.09.2002	30.06.2002
Valores definitivos	214.785	-	4.794	-
Valores estimados	664.919	857.814	149.833	141.733
	879.704	**857.814**	**154.627**	**141.733**
Classificação				
Circulante	837.571	809.361	154.627	141.733
Longo prazo	42.133	48.453	-	-
	879.704	**857.814**	**154.627**	**141.733**

Estes valores podem estar sujeitos a modificação, dependendo de decisão de processos judiciais em andamento movidos por agentes do mercado, relativos a interpretação das regras de mercado em vigor.

Os valores provisionados, com base em estimativas, foram considerados diferenças temporárias para fins de tributação do imposto de renda e da contribuição social sobre o lucro líquido. Os correspondentes ativos e passivos fiscais diferidos estão demonstrados, respectivamente, nas Notas 6 e 15.

O cronograma aprovado pelo MAE prevê a divulgação dos valores definitivos, referentes ao último período retro mencionado, até 15.11.2002, com as respectivas liquidações financeiras a partir de 22.11.2002, as quais dependem da capacidade financeira das empresas do setor em honrar seus compromissos nessa data ou no futuro.

NOTA 18 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal inicial de US$ 17.567, equivalente a R$ 68.422 em 30.09.2002, amortizado semestralmente a partir de 15.04.2003. No 3° trimestre de 2002, esta operação gerou despesa de R$ 454 (R$ 302 no 2° trimestre de 2002), devidamente reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo (contratos iniciais) de compra e venda de energia, a Companhia busca minimizar o risco de crédito com seus clientes através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional quando disponíveis.

	30.09.2002		30.06.2002	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	1.272.788	982.711	918.334	651.998
Empréstimos e encargos em moeda nacional	753.827	734.818	762.451	740.168
	2.026.615	**1.717.529**	**1.680.785**	**1.392.166**

NOTA 19 - EVENTOS SUBSEQÜENTES

1. Autorização para implantação da central geradora Lages

Em 29.10.2002 a ANEEL expediu a Resolução n° 583, autorizando a controlada Lages Bioenergética Ltda. a se estabelecer como Produtor Independente de Energia Elétrica, mediante a implantação da central geradora termelétrica Lages (vide Nota 8.b-5), definindo os seguintes marcos para a sua implantação:

a) início das obras: até 1° de março de 2003;
b) início da montagem eletromecânica: até 1° de agosto de 2003;
c) obtenção da Licença de Operação – LO: até 1° de dezembro de 2003;
d) início do comissionamento: até 1° de janeiro de 2004; e
e) início da operação comercial: até 1° de abril de 2004.

2. Transações de compra e venda de energia elétrica no âmbito do MAE

Durante os meses de outubro e novembro de 2002 o MAE divulgou os valores definitivos referentes às transações de compra e venda de energia elétrica ocorridas no período de julho de 2001 a junho de 2002, as quais foram anteriormente reconhecidas nas demonstrações financeiras da Companhia, através de estimativas divulgadas por aquele Mercado. A diferença líquida entre os valores divulgados por estimativa e os valores definitivos é de R$ 17.132 desfavoráveis à Companhia, que após os tributos resulta em R$ 11.307. Tendo em vista que a diferença apurada não se mostrou relevante e em face de tais valores terem sido divulgados pelo MAE após o processamento das demonstrações financeiras da Companhia, as quais já foram consolidadas e divulgadas por sua controladora, os seus efeitos serão reconhecidos no quarto trimestre de 2002.

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Erik Lodewijk Jacques De Muynck (Vice-Presidente)
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Eric Louisa Frans Kenis
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

04.01 - NOTAS EXPLICATIVAS

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

No presente trimestre a Companhia apresentou prejuízo de R$ 299.886, superior em 379,9% ao apresentado em igual período do ano anterior (R$ 62.483) e 442,9% ao apresentado em todo o 1° semestre deste exercício (R$ 55.238).

Dois fatores se destacam na formação deste resultado negativo: (i) provisão no valor de R$ 118.869 para fazer face ao faturamento complementar a ser efetuado pela ITASA contra a Companhia (ver Nota 12 do quadro 04.01); e (ii) a variação cambial de R$ 341.806, registrada no trimestre, 141,5% superior à registrada no mesmo trimestre do exercício anterior (R$ 141.545) e 74,8% superior à do 1° semestre do presente exercício (R$ 195.555).

Por outro lado, as transações de venda e compra de energia elétrica no âmbito do MAE, ocorridas no período de setembro de 2000 a junho de 2001, foram ajustadas neste trimestre com base nos demonstrativos de contabilizações definitivos daquele órgão, representando um resultado positivo de R$ 48.641.

A dívida em moeda estrangeira da Companhia, no montante de R$ 1.272.788, representa 62,8% de sua dívida total, fazendo com que a flutuação cambial afete substancialmente o resultado econômico.

Contudo, a flutuação cambial que tem sido verificada, diferentemente dos efeitos econômicos, não chega a pressionar o fluxo financeiro da Companhia, em virtude do perfil alongado da dívida em moeda estrangeira.

O comportamento da cesta de moedas estrangeiras que compõem a dívida da Companhia e a respectiva média ponderada, calculada proporcionalmente ao montante da dívida em cada uma das moedas, pertinentes aos contratos que afetam o resultado, estão demonstrados a seguir:

Moeda	Variação %			
	2002		2001	
	3° TRIM	ACUMULADO	3° TRIM	ACUMULADO
Dólar (USD)	36,93	67,85	15,90	36,61
Marco Alemão (DEM)	-	-	24,05	32,26
Libra Esterlina (GBP)	40,21	81,40	20,67	34,79
Euro (EUR)	36,44	86,74	24,05	32,26
Média ponderada	37,17	73,97	18,27	35,37

Outros comentários e informações a respeito do desempenho do trimestre:

Suprimento de Energia Elétrica

O aumento verificado no 3° trimestre de 2002, em relação a igual período de 2001, refere-se, basicamente, aos reajustes tarifários concedidos pela ANEEL vinculados aos contratos iniciais e ao complemento de R$ 21.640 correspondente às vendas de energia elétrica ocorridas no MAE, nos meses de abril a junho de 2001, registrado contabilmente no mês de setembro de 2002.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	3º TRIM/02	ACUMULADO SET/02	3º TRIM/01	ACUMULADO SET/01	TRIMESTRE	ACUMULADO
UHE Passo Fundo	346.571	784.648	298.466	881.158	16,12	(10,95)
UHE Salto Osório	938.981	3.325.326	1.735.379	4.501.952	(45,89)	(26,14)
UHE Salto Santiago	1.299.988	4.788.571	2.648.763	6.693.463	(50,92)	(28,46)
UHE Itá	2.793.921	4.922.654	1.608.516	6.364.400	73,70	-
UHE Machadinho	1.896.868	3.134.705	-	-	-	-
Total	7.276.329	16.955.904	6.291.124	18.440.973	15,66	(8,05)

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

A UHE Machadinho iniciou a operação comercial da 1ª unidade geradora em 16.02.2002, da 2ª unidade em 30.04.2002 e da 3ª unidade em 16.07.2002. Esta usina é explorada em consórcio, sendo que a Tractebel Energia tem participação de 16,94% da energia assegurada da usina.

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	3º TRIM/02	ACUMULADO SET/02	3º TRIM/01	ACUMULADO SET/01	TRIMESTRE	ACUMULADO
UTE Alegrete	9.352	29.356	10.766	108.923	(13,13)	(73,05)
UTE Charqueadas	60.670	180.467	77.456	228.855	(21,67)	(21,14)
UTE Arjona	121.719	370.088	161.353	252.837	(24,56)	46,37
Complexo Jorge Lacerda	755.759	2.715.155	1.088.225	3.462.089	(30,55)	(21,57)
Total	947.500	3.295.066	1.337.800	4.052.704	(29,17)	(18,69)

Em 01.07.2002, a unidade V da UTE William Arjona iniciou sua operação comercial.

Combustível p/ Produção de Energia Elétrica

O aumento verificado em relação a igual período de 2001 é decorrente do aumento da operação da usina a partir de sua conversão para gás natural e também pela entrada em operação comercial das unidades 3, 4 e 5 em 01.09.2001, 30.04.2002 e 01.07.2002, respectivamente, já que, anteriormente, a operação ocorria somente para gerar energia de ponta em virtude do alto custo do óleo diesel para geração de energia elétrica.

O combustível utilizado na UTE William Arjona (óleo diesel até 28.05.01 e gás natural de 28.05.01 em diante) não é reembolsado pela Conta de Consumo de Combustível - CCC.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais, no montante de R$ 10.814, referentes à realização das provisões anteriormente constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2002	4 - 30/06/2002
1	Ativo Total	6.974.549	6.688.378
1.01	Ativo Circulante	1.628.255	1.427.080
1.01.01	Disponibilidades	14.012	27.487
1.01.01.01	Numerário Disponível	6.097	5.568
1.01.01.02	Aplicações no Mercado Aberto	7.915	21.919
1.01.02	Créditos	1.247.895	1.096.163
1.01.02.01	Consumidores e Concessionárias	1.023.079	981.308
1.01.02.02	Títulos e Valores Mobiliários	224.816	114.855
1.01.03	Estoques	6.862	7.125
1.01.04	Outros	359.486	296.305
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	23.654	23.323
1.01.04.02	Alienações, Desativ., Serv.e Disp.Reemb.	8.038	9.170
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	84.661	89.883
1.01.04.04	Créditos Fiscais Diferidos	224.056	157.758
1.01.04.05	Despesas Pagas Antecipadamente	6.477	5.625
1.01.04.06	Outros	12.600	10.546
1.02	Ativo Realizável a Longo Prazo	317.572	293.833
1.02.01	Créditos Diversos	42.133	48.453
1.02.01.01	Concessionárias	42.133	48.453
1.02.01.02	Títulos e Valores Mobiliários	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	275.439	245.380
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	14.514	13.178
1.02.03.02	Depósitos Vinculados a Litígios	24.527	23.818
1.02.03.03	Créditos Fiscais Diferidos	227.837	198.719
1.02.03.04	Despesas Pagas Antecipadamente	5.521	6.625
1.02.03.05	Outros	3.040	3.040
1.03	Ativo Permanente	5.028.722	4.967.465
1.03.01	Investimentos	64.259	64.803
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	60.569	57.582
1.03.01.03	Outros Investimentos	3.690	7.221
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.797	1.797
1.03.01.03.02	Outros	1.893	5.424
1.03.02	Imobilizado	4.889.737	4.828.529
1.03.03	Diferido	74.726	74.133

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2002	4 - 30/06/2002
2	Passivo Total	6.974.549	6.688.378
2.01	Passivo Circulante	1.239.446	1.120.351
2.01.01	Empréstimos e Financiamentos	488.344	430.394
2.01.01.01	Principal	424.717	397.949
2.01.01.02	Encargos	63.627	32.445
2.01.02	Debêntures	18.409	7.487
2.01.02.01	Encargos de Debêntures	18.409	7.487
2.01.03	Fornecedores	247.519	233.540
2.01.04	Impostos, Taxas e Contribuições	27.546	32.514
2.01.04.01	Tributos e Contrib. Sociais Correntes	10.390	8.867
2.01.04.02	Tributos e Contrib. Sociais Parcelados	17.156	23.647
2.01.05	Dividendos a Pagar	1.007	1.026
2.01.05.01	Dividendos Prop. Juros s/Capital Próprio	1.007	1.026
2.01.06	Provisões	145.545	27.450
2.01.06.01	Obrigações Estimadas	145.545	27.450
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	311.076	387.940
2.01.08.01	Reserva Global de Reversão	503	879
2.01.08.02	Compensação Financ.p/Utiliz.Rec.Hídricos	9.027	6.806
2.01.08.03	Concessionárias de Energia Elétrica	1.843	1.843
2.01.08.04	Particip.Empregados Lucros ou Resultados	2.526	2.526
2.01.08.05	Benefícios Pós-Emprego	43.430	43.179
2.01.08.06	Obrigações Fiscais Diferidas	226.049	322.943
2.01.08.07	Outros	27.698	9.764
2.02	Passivo Exigível a Longo Prazo	3.146.407	2.679.445
2.02.01	Empréstimos e Financiamentos	2.485.909	2.004.171
2.02.01.01	Principal	2.485.909	2.004.171
2.02.02	Debêntures	178.126	177.221
2.02.03	Provisões	162.544	158.439
2.02.03.01	Obrigações Estimadas	21.456	19.483
2.02.03.02	Contingências	141.088	138.956
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	319.828	339.614
2.02.05.01	Tributos e Contribuições Parcelados	10.004	35.732
2.02.05.02	Concessões a Pagar	90.734	80.550
2.02.05.03	Benefícios Pós-Emprego	217.090	221.332
2.02.05.04	Outros	2.000	2.000
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.588.696	2.888.582
2.05.01	Capital Social Realizado	2.445.766	2.445.766

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2002	4 -30/06/2002
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	406.359	406.359
2.05.04.01	Legal	37.635	37.635
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	368.724	368.724
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	(355.124)	(55.238)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.01	Receita Bruta de Vendas e/ou Serviços	400.976	1.112.406	339.364	1.023.435
3.01.01	Suprimento de Energia Elétrica	337.755	920.450	273.128	803.666
3.01.02	Fornecimento de Energia Elétrica	9.847	20.686	4.764	11.607
3.01.03	Subvenção Combustível - CCC	51.108	164.684	59.361	201.962
3.01.04	Venda de Cinzas	1.211	3.375	1.004	3.244
3.01.05	Outras	1.055	3.211	1.107	2.956
3.02	Deduções da Receita Bruta	(17.173)	(47.048)	(13.818)	(41.877)
3.02.01	Impostos e Contribuições	(15.632)	(43.688)	(12.982)	(39.175)
3.02.02	Repasse - CCC - Vendas de Cinzas	(1.010)	(2.796)	(836)	(2.702)
3.02.03	Repasse de Energia de Antecipação	(531)	(564)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	383.803	1.065.358	325.546	981.558
3.04	Custo de Bens e/ou Serviços Vendidos	(315.035)	(709.381)	(208.945)	(604.412)
3.04.01	Pessoal	(11.685)	(34.104)	(11.066)	(31.430)
3.04.02	Material	(3.225)	(7.058)	(1.903)	(6.619)
3.04.03	Serviço de Terceiro	(8.180)	(19.005)	(5.862)	(15.180)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC	(51.108)	(164.684)	(59.361)	(201.962)
3.04.05	Combustível p/Prod.Ener.Elétrica	(14.890)	(38.244)	(20.623)	(28.297)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(12.762)	(29.428)	(11.287)	(33.291)
3.04.07	Depreciação / Amortização	(46.817)	(131.314)	(41.752)	(126.457)
3.04.08	Energia Elétrica Comprada p/Revenda	(161.174)	(266.177)	(49.143)	(139.616)
3.04.09	Uso de Bem Público - UBP	(3.923)	(11.557)	(3.270)	(9.710)
3.04.10	Constituição de Provisões Operacionais	(2.578)	(7.733)	(1.865)	(5.596)
3.04.11	Rerversão de Provisões Operacionais	2.995	3.708	1.577	4.794
3.04.12	Outras	(1.688)	(3.785)	(4.390)	(11.048)
3.05	Resultado Bruto	68.768	355.977	116.601	377.146
3.06	Despesas/Receitas Operacionais	(527.654)	(898.117)	(211.449)	(419.657)
3.06.01	Com Vendas	(9.234)	(20.421)	(3.908)	(11.599)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.06.02	Gerais e Administrativas	(18.369)	(67.859)	(11.525)	(2.902)
3.06.02.01	Pessoal	(5.231)	(15.673)	(5.433)	(16.085)
3.06.02.02	Serviço de Terceiro	(5.643)	(13.000)	(2.460)	(8.858)
3.06.02.03	Depreciação / Amortização	291	(6.570)	(963)	(2.804)
3.06.02.04	Constituição de Provisões Operacionais	(3.111)	(17.682)	(1.577)	(10.336)
3.06.02.05	Reversão de Provisões Operacionais	7.819	23.427	9.164	70.540
3.06.02.06	Outras	(12.494)	(38.361)	(10.256)	(35.359)
3.06.03	Financeiras	(500.051)	(809.837)	(196.016)	(405.156)
3.06.03.01	Receitas Financeiras	9.025	15.247	2.848	16.409
3.06.03.01.01	Rendas de Aplicações Financeiras	8.451	13.450	1.448	7.371
3.06.03.01.02	Variação Monetária	445	1.034	414	6.529
3.06.03.01.03	Outras	129	763	986	2.509
3.06.03.02	Despesas Financeiras	(509.076)	(825.084)	(198.864)	(421.565)
3.06.03.02.01	Encargos de Dívidas	(54.881)	(127.476)	(41.841)	(121.618)
3.06.03.02.02	Encargos de Debêntures	(5.071)	(10.631)	(2.774)	(5.497)
3.06.03.02.03	Encargos s/Tributos e Contrib.Sociais	(542)	(3.367)	(1.729)	(5.086)
3.06.03.02.04	Variação Monetária s/Empr.Financiamentos	(427.363)	(641.988)	(146.623)	(266.247)
3.06.03.02.05	Variação Monetária - Debêntures	(5.703)	(8.596)	(2.770)	(5.468)
3.06.03.02.06	Variação Monetária - Outras	(3.280)	(7.595)	(50)	(1.292)
3.06.03.02.07	Outras	(12.236)	(25.431)	(3.077)	(16.357)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	(458.886)	(542.140)	(94.848)	(42.511)
3.08	Resultado Não Operacional	(2.000)	(2.139)	(595)	543
3.08.01	Receitas	0	48	0	1.348
3.08.02	Despesas	(2.000)	(2.187)	(595)	(805)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.09	Resultado Antes Tributação/Participações	(460.886)	(544.279)	(95.443)	(41.968)
3.10	Provisão para IR e Contribuição Social	21	0	2.178	3
3.10.01	Contribuição Social	5	1	2.178	0
3.10.02	Imposto de Renda	16	(1)	0	3
3.11	IR Diferido	160.979	189.155	30.782	35.101
3.11.01	Contribuição Social	45.959	52.447	6.375	5.626
3.11.02	Imposto de Renda	115.020	136.708	24.407	29.475
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	(299.886)	(355.124)	(62.483)	(6.864)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO				
	PREJUÍZO POR AÇÃO	(0,00046)	(0,00054)	(0,00010)	(0,00001)

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As demonstrações financeiras consolidadas contemplam as variações patrimoniais da Controladora e de suas controladas CEM e ITASA, porquanto as controladas Delta Participações, Tractebel Energia Comercializadora e Lages Bioenergética não desenvolveram atividades operacionais no presente trimestre.

A ITASA não apresentou variações significativas que pudessem influenciar no desempenho consolidado do trimestre, já que suas operações resultaram em prejuízo que, observada a proporção de 48,75% utilizada na consolidação, impactaram o resultado consolidado em R$ 2.898.

A CEM, por sua vez, apresentou um prejuízo de R$ 65.731. Ao longo do trimestre a Usina Hidrelétrica Cana Brava teve gradativamente suas unidades geradoras disponibilizadas ao Operador Nacional do Sistema – ONS para operação comercial. A primeira unidade já havia entrado em operação em 22.05.2002 e as segunda e terceira iniciaram, respectivamente, em 14.08.2002 e 25.09.2002, sendo que toda a energia gerada foi comercializada no âmbito do Mercado Atacadista de Energia Elétrica – MAE, cujos preços estavam muito abaixo do esperado. Os preços médios por MWh praticados foram de R$ 16,69 em julho, R$ 11,36 em agosto e R$ 5,85 em setembro. O valor da receita foi estimado internamente e está muito próximo dos números preliminares fornecidos pelo MAE, que até esta data não concluiu a apuração definitiva dos valores pertinentes às transações ocorridas. Por outro lado, o Real sofreu desvalorização frente ao Dólar Norte Americano de 36,93% no trimestre, imputando variação cambial passiva de R$ 83.049 no resultado, que corresponde aos efeitos cambiais gerados pelos empréstimos e financiamento obtidos do Inter-American Development Bank – IDB, apropriados ao resultado proporcionalmente à entrada em operação comercial de cada uma das três unidades geradoras que compõem a usina.

Com relação à Controladora, o desempenho foi substancialmente afetado pelos efeitos da desvalorização do Real em relação à cesta de moedas que compõem sua dívida externa, onerando o resultado do trimestre em R$ 341.806, antes dos efeitos tributários, enquanto em igual período do ano anterior tais efeitos foram de R$ 141.545, representando um crescimento de 141,5%. As transações de compra e venda de energia elétrica no âmbito do MAE, ocorridas no período de setembro de 2000 a junho de 2001, foram ajustadas neste trimestre com base nos demonstrativos de contabilizações definitivos daquele órgão, representando um resultado positivo de R$ 48.641.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	5,24
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		212.010		196.010	
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	9,68
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.607		253.607	

15.01 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida
- Operação comercial: 26 meses a partir da retomada do projeto

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estratégia de Seguros

A Companhia possui seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.

Além destes seguros estratégicos, a Companhia possui seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

A controlada CEM possui seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava, com vigência até 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista na apólice para 15.01.2003, para os danos de propriedade e interrupção de negócio.

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1º de setembro de 1998.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com as Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1º de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia Elétrica

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia, os quais serão reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31.12.2005.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

d) Contratos de Venda de Energia Elétrica

A energia não comprometida com os Contratos Iniciais, inclusive a que será liberada dos contratos iniciais a partir de 2003, vem sendo contratada com empresas distribuidoras e consumidores livres. Desta forma, a Companhia possui, entre outros, os seguintes contratos para venda de energia elétrica:

- Rio Grande Energia S.A. – RGE: Vigência 01.01.2003 a 31.12.2014 – A Companhia fornecerá a energia necessária para atender a sua carga, descontados os contratos de suprimentos já assinados pela RGE;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Vigência 01.01.2003 a 31.12.2008 Total de 27.372.984 MWh;
- Companhia Paulista de Força e Luz: Vigência 01.01.2003 a 31.12.2010; e Companhia Piratininga de Força e Luz: Vigência 23.10.2003 a 31.12.2010 – Montante global de 17.315.179 MWh.

Ainda em relação à energia retro mencionada, a Companhia realizou leilão na Bovespa, em 19 de agosto de 2002, tendo vendido o montante abaixo discriminado, que foi objeto de contratos entre as partes:

- Centrais Elétricas de Santa Catarina S.A. – CELESC: Vigências 01.01.2003 a 31.12.2003 – 25 MWh; e 01.01.2003 a 31.12.2007 – Total de 75 MWh;
- Companhia Paulista de Força e Luz: Vigências 01.01.2003 a 31.12.2005 – Total de 276 MWh; e 01.01.2003 a 31.12.2007 – Total de 20MWh;
- Light Serviços de Eletricidade S.A.: Vigências 01.01.2003 a 31.12.2005 – Total de 24 MWh; e 01.01.2003 a 31.12.2007 – Total de 190 MWh.
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Vigências 01.01.2003 a 31.12.2003 – 25 MWh; e 01.01.2003 a 31.12.2007 – Total de 75 MWh;
- Companhia Paulista de Força e Luz: Vigências 01.01.2003 a 31.12.2005 – Total de 276 MWh; e 01.01.2003 a 31.12.2007 – Total de 20MWh;
- Light Serviços de Eletricidade S.A.: Vigências 01.01.2003 a 31.12.2005 – Total de 24 MWh; e 01.01.2003 a 31.12.2007 – Total de 190 MWh.

e) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de junho de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

g) Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ

Contrato celebrado pela Companhia, no âmbito do Consórcio ITÁ, em 11.09.1998, com vigência até 16.10.2030.

h) Contrato de Compra e Venda de Energia Elétrica com Controladas

Com o objetivo de regular a compra, pela Companhia, de energia da Usina Hidrelétrica Itá, de propriedade de sua controlada em conjunto Itá Energética S.A. – ITASA, as partes celebraram contrato em 15.01.2001, com vigência até 16.10.2030.

A Companhia firmou contrato com a controlada Companhia Energética Meridional – CEM, em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, de compra de energia nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir da entrada em operação comercial das unidades geradoras I, II e III, respectivamente, da Usina Hidrelétrica Cana Brava.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – Consumidores e Concessionárias

	Consolidado			
	30.09.2002			30.06.2002
	Vincendos	Vencidos mais de 90 dias	Total	Total
Circulante				
Consumidores livres	4.831	-	4.831	1.654
Concessionárias	136.455	19.327	155.782	150.068
Comercializadoras	4.130	-	4.130	2.164
Transações no âmbito do MAE	858.336	-	858.336	827.422
	1.003.752	19.327	1.023.079	981.308
Longo Prazo				
Concessionárias	42.133	-	42.133	48.453
	1.045.885	19.327	1.065.212	1.029.761

NOTA 2 – Títulos e Valores Mobiliários

	Consolidado	
	30.09.2002	30.06.2002
Circulante		
Letras Financeiras do Tesouro – LFT	6.087	295
Certificado de Depósito Bancário – CDB	218.729	114.560
	224.816	114.855

No saldo consolidado, os Certificados de Depósitos Bancários estão sendo remunerados em 103,95%, em média, da taxa CDI.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 3 – Conciliação dos Tributos, no Resultado

	Consolidado			
	30.09.2002		30.09.2001	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	(544.279)	(544.279)	(41.968)	(41.968)
Contribuição Social – 9%	48.985	-	3.777	-
Imposto de Renda – 25%	-	136.070	-	10.492
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13° salário dos dirigentes	-	(104)	-	(375)
Amortização de ágio	-	(429)	-	(429)
Encargos sobre contingências tributárias indedutíveis	-	-	(28)	(78)
Outras despesas indedutíveis	(67)	(186)	(193)	(583)
Resultados não tributáveis				
Remuneração das Imobilizações em Curso- RIC	-	2.518	-	8.374
Reversão dos juros sobre capital próprio	-	-	2.354	6.539
Reversão de contingências tributárias indedutíveis	-	-	-	5.538
Outros	-	-	43	-
Ajuste de alíquota da CSLL diferida	3.836	-	(327)	-
Ajuste incentivos fiscais	(11)	(341)	-	-
Contribuição social e imposto de renda sobre prejuízo da ITASA não reconhecido no diferido	(295)	(821)	-	-
	52.448	136.707	5.626	29.478
Composição dos tributos no resultado:				
Corrente	1	(1)	-	3
Diferido	52.447	136.708	5.626	29.475
	52.448	136.707	5.626	29.478

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 4 – Ativo Imobilizado

Composição

	Consolidado		
	30.09.2002		30.06.2002
	Taxas médias de reintegração	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Intangível			
Direito de Exploração		88.664	80.337
(-) Amortização Acumulada	3,2	(546)	(71)
		88.118	**80.266**
Tangível			
Geração Hidráulica			
UHE Salto Santiago	2,5	635.180	635.180
UHE Salto Osório	2,6	287.615	287.615
UHE Passo Fundo	2,5	123.769	113.570
UHE Itá (participação em consórcio)	2,3	1.775.247	1.775.248
UHE Cana Brava	2,4	836.723	603.907
UHE Machadinho	2,5	163.594	129.000
		3.822.128	3.544.520
(-) Depreciação Acumulada		(801.186)	(780.184)
		3.020.942	**2.764.336**
Geração Térmica			
Complexo Jorge Lacerda	4,6	2.430.489	2.430.489
UTE Charqueadas	4,8	53.922	53.922
UTE Alegrete	4,8	7.647	7.647
UTE William Arjona	4,8	165.693	125.630
		2.657.751	2.617.688
(-) Depreciação Acumulada		(958.923)	(934.306)
		1.698.828	**1.683.382**
Sistema de Comunicação	6,1	1.624	1.624
(-) Depreciação Acumulada		(765)	(756)
		859	**868**
Equipamentos Gerais e Outros	10,0	24.114	21.941
(-) Depreciação Acumulada		(10.664)	(10.214)
		13.450	**11.727**
		4.822.197	**4.540.579**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Composição do Ativo Imobilizado (continuação)

	Consolidado	
	30.09.2002	30.06.2002
	Custo corrigido	Custo corrigido
Total das Imobilizações em Serviço	**4.822.197**	**4.540.579**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho	8.760	41.097
UHE Passo Fundo (obra de adição)	-	9.810
UHE Salto Santiago (obra de adição)	8.138	6.943
UHE Itá (custos retardatários)	7.689	2.987
UHE Cana Brava	919	149.258
Outros	1.361	2.723
	26.867	**212.818**
Geração Térmica		
UTE Jacuí	79.306	78.342
UTE Jorge Lacerda (obra de adição)	8.046	6.973
UTE William Arjona (custos retardatários)	3.683	40.006
UTE Charqueadas (obra de adição)	955	873
Outros	3.532	4.108
	95.522	**130.302**
Outros	**1.665**	**1.344**
	124.054	**344.464**
Imobilizações líquidas	**4.946.251**	**4.885.043**
Obrigações Especiais	**(56.514)**	**(56.514)**
	4.889.737	**4.828.529**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 5 - Empréstimos e Financiamentos

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	30.09.2002			30.06.2002		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	91.660	901.225	992.885	57.458	658.666	716.124
Instituições financeiras	32.143	828.069	860.212	16.602	569.837	586.439
	123.803	**1.729.294**	**1.853.097**	**74.060**	**1.228.503**	**1.302.563**
Moeda Nacional						
ELETROBRÁS	53.076	388.434	441.510	59.520	402.203	461.723
Instituições financeiras	310.778	368.181	678.959	295.390	373.465	668.855
Fornecedores	687	-	687	1.424	-	1.424
	364.541	**756.615**	**1.121.156**	**356.334**	**775.668**	**1.132.002**
	488.344	**2.485.909**	**2.974.253**	**430.394**	**2.004.171**	**2.434.565**

b) Mutação no trimestre

	Consolidado	
	Circulante	Longo Prazo
Saldo em 30.06.2002	**430.394**	**2.004.171**
Saques no trimestre	-	44.089
Pagamentos	(59.907)	-
Transferências	28.275	(28.275)
Reescalonamentos	(1.018)	1.018
Encargos gerados no trimestre	61.474	(2.317)
Variações monetárias geradas no trimestre	29.126	467.223
Saldo em 30.09.2002	**488.344**	**2.485.909**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Set/02
315.469
17%
Euro
138.037
7%
Libra Esterlina
1.399.591
76%
Dólar Norte Americ.


Dívida Externa em Jun/02
226.315
17%
Euro
98.451
8%
Libra Esterlina
977.797
75%
Dólar Norte Americ.

d) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
2.400
2.100
1.800
1.500
1.200
900
600
300
0
110
110
273
222
297
241
322
260
400
320
1.084
851
2.486
2.004
2003
2004
2005
2006
2007
Após 2007 até 2024
Total
Set/02
Jun/02

e) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (6,00% a 12,00% a.a., no 2° trimestre de 2002)
Taxas flutuantes: 14,00% a.a. a 18,52%a.a. (13,50% a.a. a 18,75%a.a. , no 2° trimestre de 2002)

Mercado externo

Taxas fixas de 3,00% a 8,49% a.a. (3,00% a 8,49% a.a., no 2° trimestre de 2002)
Taxas flutuantes de 2,22% a 10,31% a.a. (2,15% a 10,31% a.a., no 2° trimestre de 2002.)

NOTA 6 - Debêntures

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999 a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social - BNDES, o Contrato de Subscrição e Integralização de Debêntures nº 98.2.654.3.1, tendo sido subscritas e integralizadas em 1999 o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001 a controlada em conjunto emitiu 2 séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

As debêntures serão remuneradas com base no IGPM mais 11,20% a.a., com pagamento dos juros anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 até 1° de dezembro de 2013 e os da 2° série a partir de 1° de junho de 2002 até 1° de junho de 2013.

A remuneração passará a ser calculada pelo IGPM mais juros de 9,4% a.a., a partir de 2 de dezembro de 2003 para a 1ª série e a partir de 2 de junho de 2004 para a 2ª série.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1° série terá início em 1° de dezembro de 2004 com vencimento final em 1° de dezembro de 2013 e da 2ª série a partir de 1° de junho de 2004 com vencimento final em 1° de junho de 2013.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 7 - Concessões a Pagar

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1º	-	1	1
2º ao 6º	-	-	-
7º ao 25º	30.08.2004	680	12.920
26º ao 35º	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo, que corresponde a R$ 90.734, em 30.09.2002 (R$ 80.550, em 30.06.2002).

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97 para a licitação da referida concessão.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE REVISÃO ESPECIAL

Aos Acionistas e Administradores da
Tractebel Energia S.A.
Florianópolis - SC

1. Efetuamos uma revisão especial das informações trimestrais - ITR da Tractebel Energia S.A. e controladas (controladora e consolidado) referentes ao trimestre e período de nove meses findos em 30 de setembro de 2002, elaboradas sob a responsabilidade de sua Administração e de acordo com as práticas contábeis estabelecidas pela legislação societária brasileira, compreendendo o balanço patrimonial, as respectivas demonstrações do resultado e o relatório de desempenho.

2. Exceto quanto ao assunto descrito no parágrafo 3, nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Ibracon - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e suas controladas, quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e nas operações da Companhia e suas controladas.

3. Conforme mencionado na nota explicativa nº. 17 às informações trimestrais, em 30 de setembro de 2002 a Companhia tem registrado, no ativo circulante, valores a receber no montante de R$879.704 mil e, no passivo circulante, valores a pagar no montante de R$154.627 mil, relativos às transações de venda e compra de energia realizadas, no período de setembro de 2000 a setembro de 2002, no âmbito do Mercado Atacadista de Energia Elétrica – MAE, com base em cálculos preparados e divulgados pelo MAE e/ou com base em estimativa preparada pela Administração. O reconhecimento desses valores nas demonstrações financeiras da Companhia estão em consonância com as normas da ANEEL sobre o assunto. Contudo, tais valores podem estar sujeitos a modificação dependendo de decisão de processo judicial em andamento, movido por agentes do mercado, relativo a interpretação das regras de mercado em vigor. Ainda, a liquidação financeira desses valores está programada para 22 de novembro de 2002 e depende da capacidade financeira das empresas do setor em honrar seus compromissos naquela data e/ou no futuro. Somente após 22 de novembro de 2002 se conhecerão os resultados do processo de liquidação e, no caso de incapacidade de honrarem seus compromissos, se conhecerão os devedores para um processo individual de negociação. Portanto, neste momento não é possível concluir quanto a necessidade de uma provisão e por consequência a adequação dos valores dos ativos e passivos registrados naquela data e dos correspondentes resultados registrados no trimestre e período de nove meses findos em 30 de setembro de 2002.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

4. Baseados em nossa revisão especial, exceto quanto aos possíveis efeitos do assunto mencionado no parágrafo 3, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estas estejam de acordo com as práticas contábeis estabelecidas pela legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários especificamente aplicáveis à divulgação das informações trimestrais obrigatórias.

5. Conforme descrito na nota explicativa nº. 9 (e), a Companhia, baseada em projeções de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

6. Anteriormente, revisamos o balanço patrimonial (controladora e consolidado) levantado em 30 de junho de 2002, e emitimos relatório de revisão especial, datado de 14 de agosto de 2002, contendo ênfase sobre o assunto mencionado no parágrafo 5 e ressalva por limitação de escopo em virtude da Companhia ter registrado os valores a receber e a pagar relativos às transações realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, com base em informações divulgadas pelo MAE. Esses valores, correspondentes ao período de 1 de setembro de 2000 a 30 de junho de 2002 estavam sujeitos a modificações, em virtude da mudança de interpretação de alguns itens do Acordo Geral do Setor Elétrico (Despacho nº. 288 da Aneel). A determinação desses ativos e passivos deveria ocorrer somente após o processamento definitivo pelo MAE. Em virtude dessas modificações e da forma provisória de sua apuração, não nos foi possível concluir quanto a adequação dos valores dos ativos e passivos registrados naquela data e do correspondente resultado registrado no trimestre e período de seis meses findo em 30 de junho de 2002. As demonstrações do resultado referentes ao trimestre e período de nove meses findos em 30 de setembro de 2001 foram revisadas por nós, sobre as quais emitimos relatório de revisão especial, datado de 8 de novembro de 2001, com parágrafos de ênfase sobre (1) o assunto mencionado no parágrafo 5, (2) a incerteza quanto aos valores relativos às transações de venda e compra de energia realizadas no MAE até 30 de setembro de 2001 e (3) a incerteza quanto aos valores provisionados para cobrir eventuais perdas relativas aos passivos contingentes com fornecedores e outros envolvidos no projeto Jacuí (assunto subseqüentemente resolvido).

Rio de Janeiro, 14 de novembro de 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/RJ

Celso de Almeida Moraes
Contador
CRC nº 1 SP 124669/O-9 S/SC

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE